# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NCR Voyix Corp, CIK 0000070866
CUSIP: 62886E108
Title of class of securities: COMMON STOCK, $0.01 PAR VALUE
Address of issuer's principal executive offices: 864 SPRING ST NW, ATLANTA, Georgia (GA), 30308
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 1376474-24-000692
Filed by CIK 0001177244

## Reporting persons
- SHAPIRO CAPITAL MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 8,599,155; shared voting power 855,372; sole dispositive power 9,454,527; shared dispositive power 0; aggregate amount beneficially owned 9,454,527 (6.5% of the class)

## Item 1. Issuer
Name of issuer: NCR Voyix Corp
Address of issuer's principal executive offices:
864 Spring Street NW
Atlanta, GA 30308

## Item 2. Person Filing
Name of person filing: SHAPIRO CAPITAL MANAGEMENT LLC
Address of principal business office or, if none, residence: 3060 PEACHTREE ROAD, SUITE 1555 N.W., ATLANTA, GEORGIA 30305
Citizenship: State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 9,454,527
Percent of class: 6.5%
Sole power to vote or to direct the vote: 8,599,155
Shared power to vote or to direct the vote: 855,372
Sole power to dispose or to direct the disposition: 9,454,527
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SHAPIRO CAPITAL MANAGEMENT LLC: Louis S. Shapiro, President (11/06/2024)